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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-31949

(Check one)
           [X]  Form 10-K and Form 10-KSB         [ ]  Form 11-K

   [ ]  Form 20-F         [ ]  Form 10-Q and Form 10-QSB     [ ]  Form N-SAR

             For period ended:  June 30, 2001
                                -------------


   [ ]  Transition Report on Form 10-K and Form 10-KSB

   [ ]  Transition Report on Form 20-F

   [ ]  Transition Report on Form 11-K

   [ ]  Transition Report on Form 10-Q and Form 10-QSB

   [ ]  Transition Report on Form N-SAR

             For the transition period ended:___________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      Innofone.com, Inc.

Former Name if Applicable:                    N/A

Address of principal executive               600 North Pine Island Road
office (Street and Number):                  Suite 450
                                             Plantation, Florida 33324


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==============================================================================
                                     PART II
                             RULE 12B-25(b) AND (c)
==============================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

==============================================================================
                                    PART III
                                    NARRATIVE
==============================================================================

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         As previously reported, the Company's operating subsidiary, Innofone Canada Inc., has been adjudged bankrupt and is being liquidated by a trustee. Management consists of only three individuals, all of whom have been focusing their attention on the previously-reported transaction with Digital Micro Distribution Canada, an Ontario Corporation, as reported in the Company's Current Report on Form 8-K filed on September 25, 2001. In addition, the Company's independent auditors were unable to complete their audit of the Company's financial statements in time for the Company to timely file its Annual Report on Form 10-KSB. The Company was unable to timely provide its independent auditors with all of the documentation necessary for the auditors to complete their audit, in part as a result of the shutdown of the U.S. airline system as a result of the recent terrorist attacks on the United States. This delay could not have been eliminated by the Company without unreasonable effort and expense.

==============================================================================
                                     PART IV
                                OTHER INFORMATION
==============================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                                       2
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                              Name: Larry Hunt

                              Area code and telephone number: (954) 315-0341

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                              [X]  Yes                     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X]  Yes                     [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

      As disclosed in the Company's Current Reports on Form 8-K filed on March 12, 2001, March 23, 2001, April 24, 2001 and May 9, 2001, and the Company's
Amended Current Report on Form 8-K filed on July 9, 2001, the Company's operating subsidiary, Innofone Canada Inc. (the "Subsidiary"), has been adjudged bankrupt by a Judge of the Bankruptcy and Insolvency Division of the Superior Court of Quebec, District of Montreal (the "Court"). The Court further appointed a trustee and declared that the Subsidiary was deemed to have made an assignment of its assets to the trustee for the benefit of its creditors as of February 27, 2001, the date of the Petition for a Receiving Order under the Bankruptcy & Insolvency Act of Canada. As a result of the bankruptcy of the Subsidiary, the Company suspended its business operations on May 3, 2001. Therefore, the Company expects to report revenues of $1,386,095 and a net loss of $1,951,869 for the year ended June 30, 2001.

                                       3
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                              Innofone.com, Inc.
                 (Name Of Registrant As Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Date:   September 28, 2001

                                          By   /s/ LARRY HUNT
                                                 ---------------------
                                                 Larry Hunt
                                                 President and Chief
                                                 Executive Officer
                                                 Innofone.com, Inc.

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                               [KMPG LLP LETTERHEAD]



      Securities and Exchange Commission
      450 Fifth Street, NW
      Washington, D.C. 20549

      Dear Sir or Madam:

      RE:  INNFONE.COM, INCORPORATED

      The applicable audited financial statements for the year ended June 30, 2001 are not yet available because we were unable to obtain timely information necessary to complete the audit prior to the September 28, 2001 filing date of Innofone.com Incorporated Annual Report on Form 10-KSB.

      Yours truly,

      /s/ KPMG LLP
      Chartered Accountants
      Vaughan, Canada
      September 28, 2001